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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           PEOPLE'S BANCSHARES, INC.
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of class of securities)

                                   709795105
                                 (CUSIP number)

                                THOMAS F. GILLEN
                              c/o RCG KINGSTON, LLC
                           757 THIRD AVENUE, 27TH FLOOR
                             NEW YORK, NEW YORK 10017
                                 (212) 845-7990
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 30, 1999**
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box/ /.


         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**       This filing is a voluntary disclosure.



CUSIP No. 709795108                         Page 1 of 6 Pages


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          1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION
               NOS. OF ABOVE PERSONS (entities only)
               RCG Kingston Fund, Ltd.
               The Partnership For Bank Capital, L.P. - IRS ID
               No.23-2613411
               Vincent A. Smyth and Mary E. Smyth
- ---------------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)/X/
                    (b)/ /
- ---------------------------------------------------------------------
          3    SEC USE ONLY
- ---------------------------------------------------------------------
          4    SOURCE OF FUNDS*
               RCG Kingston Fund, Ltd - WC
               The Partnership For Bank Capital - WC
               Vincent A. Smyth and Mary E. Smyth - PF
- ---------------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              / /
- ---------------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               RCG Kingston Fund, Ltd - Cayman Islands
               The Partnership For Bank Capital, L.P. - Delaware, USA
               Vincent A. Smyth and Mary E. Smyth - USA
- ---------------------------------------------------------------------
   NUMBER OF SHARES              7          SOLE VOTING POWER
     BENEFICIALLY                                    -0-
       OWNED BY        ------------------------------------------------
         EACH                    8                  SHARED VOTING POWER
      REPORTING         RCG Kingston Fund, Ltd. -  129,800
     PERSON WITH        The Partnership For Bank Capital, LP - 32,002
                        Vincent A. Smyth and Mary E. Smyth - 131,500
                       ------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER
                        RCG Kingston, Fund, Ltd. - 129,800
                        The Partnership For Bank Capital, L.P. - 32,002
                       ------------------------------------------------
                                10          SHARED DISPOSITIVE POWER
                        Vincent A. Smyth and Mary E. Smyth - 131,500
- ---------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  RCG Kingston Fund, Ltd. - 129,800
                  The Partnership For Bank Capital, L.P. - 32,002 Vincent A. Smyth and Mary E. Smyth - 131,500
- ---------------------------------------------------------------------
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
=======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 709795108                13D           Page 2 of 6 Pages


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- ---------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  RCG Kingston Fund, Ltd. - 3.90%
                  The Partnership For Bank Capital, L.P. - 0.96%
                  Vincent A. Smyth and Mary E. Smyth - 3.95%
                  TOTAL= 8.80%
- ---------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*
                  RCG Kingston Fund, Ltd. - PN
                  The Partnership for Bank Capital, L.P. -PN
                  Vincent A. Smyth and Mary E. Smyth - IN
- ---------------------------------------------------------------------

Item 1.           Security And Issuer.
                  --------------------

                  This statement relates to the shares ("Shares") of common stock, $.10 par value ("Common Stock"), of People's Bancshares, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 545 Pleasant Street, New Bedford, Massachusetts 02740.

Item 2.           Identity and Background.
                  ------------------------

                  (a) Name: RCG Kingston Fund, Ltd., The Partnership For Bank Capital, L.P. and Vincent A. Smyth and Mary E. Smyth (the "Reporting Persons").

                  (b) The principal business addresses of the Reporting Persons are:

                  RCG Kingston Fund, Ltd. - 757 Third Avenue, 27th Floor,
New York, NY 10017. The Partnership For Bank Capital, L.P. - 757 Third Avenue, 27th Floor, New York, NY 10017. Vincent A. Smyth and Mary E. Smyth - 202 East Main Street, Huntington, New York 11743.

                  (c) The present principal businesses of the Reporting Persons are:

                  RCG Kingston Fund, Ltd. - investment. The Partnership For Bank Capital, L.P. - investment. Vincent A. Smyth and Mary E. Smyth - Attorney and Housewife, respectively.

                  (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 709795108                13D           Page 3 of 6 Pages


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                  (f)      The Reporting Persons are citizens of:

                           RCG Kingston Fund, Ltd. - Cayman Islands
                           The Partnership for Bank Capital - Delaware, USA Vincent A. Smyth and Mary E. Smyth - USA

Item 3.  Source And Amount Of Funds Or Other Consideration.

                  The funds for this purchase were acquired from the personal funds of Vincent and Mary Smyth and the working capital of RCG Kingston Fund, Ltd and The Partnership For Bank Capital.

Item 4.  Purpose Of Transaction.

                  The acquisitions of Common Stock to which this statement relates have been made for the purposes of investment. Attached as Exhibit A, a letter to Board of Directors of People's Bancshares sent by Reporting Persons on September 30, 1999.

Item 5.  Interest In Securities Of The Issuer.

                  RCG Kingston Fund, Ltd. is the beneficial owner of 129,800 shares of the Issuer's Common Stock (representing 3.90% of the issued and outstanding Common Stock). Of these 129,800 shares. RCG Kingston Fund, Ltd. has shared voting and dispositive power over 129,800 shares.

CUSIP No. 709795108                13D           Page 4 of 6 Pages



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                  The Partnership For Bank Capital, L.P. is the beneficial
owner of 32,002 shares of the Issuer's common stock (representing 0.96% of the issued and outstanding Common Stock). Of these 32,002 shares, The Partnership For Bank Capital, L.P. has shared voting and dispositive power over 32,002 shares.

                  Vincent A. Smyth and Mary E. Smyth, his wife, are the beneficial owners of 131,500 shares of the Issuer's common stock (representing 3.95% of the issued and outstanding Common Stock). Of these 131,500 shares, Vincent A. Smyth and Mary E. Smyth have shared voting and dispositive power over 131,500 shares.

                  Together, as a group, the Reporting Persons are the beneficial owners of 293,302 shares of the Issuer's Common Stock (representing 8.80% of the issued and outstanding Common Stock. Of these 293,302 shares, the Reporting persons have shared voting and dispositive power over 293,302 shares.

                  During the last 60 days the following shares were acquired by each of the Reporting Persons:

                  RCG Kingston Fund, Ltd. - 3,000 at $18.125 on
September 13, 1999 and 3,000 at $18.25 on September 14, 1999.

                  The Partnership For Bank Capital, L.P. - 2,000 at $18.125 on September 13, 1999 and 2,000 at $18.25 on September 14, 1999.

                  Vincent A. Smyth and Mary E. Smyth, his wife - 16,500 at $18.875 on August 27, 1999; 5,000 at $18.094 on September 1, 1999; and 10,000 at
$18.75 on September 27, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.

                  There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

Item 7.  Exhibits

A. Correspondence from RCG Kingston, L.L.C. to People's Bancshares, Inc.

CUSIP No. 709795108                13D           Page 5 of 6 Pages


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                                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 30, 1999

                                        RCG Kingston Fund, Ltd.



                                        By:      /s/Thomas F. Gillen
                                           -----------------------------------
                                                 Thomas F. Gillen

                                        The Partnership For Bank Capital,
                                        L.P.



                                        By:    /s/Donald B. Jennings
                                           -----------------------------------
                                                 Donald B. Jennings


                                               /s/Vincent A. Smyth
                                           -----------------------------------
                                                 Vincent A. Smyth



                                               /s/Mary E. Smyth
                                           -----------------------------------
                                                Mary E. Smyth

CUSIP No. 709795108                13D           Page 6 of 6 Pages